LOCK-UP AGREEMENT

THIS AGREEMENT is made the 4th day of September, 2018,

BETWEEN:

Zijin Mining Group Co., Ltd., a corporation incorporated under the laws of China

(the “Offeror”)

- and -

Ian Pearce

(the “Securityholder”)

WHEREAS the Securityholder is the beneficial owner of, or exercises control or direction over, directly or indirectly, the Shares, Options, restricted share units (“RSUs”), performance share units (“PSUs”), and/or deferred share units (“DSUs”) listed on Schedule A to this Agreement;

AND WHEREAS the Offeror is concurrently herewith entering into the Pre-Acquisition Agreement with Nevsun Resources Ltd. (the “Company”), which provides for, among other things, the Offer;

AND WHEREAS this Agreement sets out the terms and conditions of the Securityholder’s agreement to (i) exercise all Options beneficially owned by the Securityholder, or over which the Securityholder exercises control or direction, (ii) deposit or cause to be deposited irrevocably under the Offer all Shares beneficially owned by the Securityholder, or over which the Securityholder exercises control or direction, and all Shares acquired by the Securityholder after the date hereof, including Shares acquired upon the exercise of Options, and (iii) to abide by the covenants and restrictions set forth therein;

AND WHEREAS the Offeror is relying on the representations, warranties and covenants of the Securityholder set forth in this Agreement in connection with its execution and delivery of the Pre-Acquisition Agreement.

NOW, THEREFORE, in consideration of the Offeror or an affiliate of the Offeror making the Offer, and the premises and covenants and agreements herein contained, the Offeror and the Securityholder agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

Capitalized terms used herein and not otherwise defined have the meanings set forth in the Pre-Acquisition Agreement, and the following terms have the following meaning:

“Agreement” means this lock-up agreement;

“DSUs” means the outstanding deferred share units governed by the deferred share unit plan of the Company dated April 23, 2014, as amended from time to time;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Law” or “Laws” means all international trade agreements, codes and conventions, laws, by- laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or, for greater certainty, any self-regulatory authority (including the TSX and the NYSE), and the term “applicable” with respect to such Laws and in a context that refers to one or more parties, means such laws as are applicable to such party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

“Lien” means any hypothec, mortgage, lien, charge, security interest, priority interest, adverse right or claim, easement, encroachment, leasehold estate, defect, encumbrance, right to use or acquire, restriction, pledge, encumbrance or third party interests;

“NYSE” means the NYSE American stock exchange;

“Options” means the outstanding stock options to acquire Shares governed by the Stock Option Plan;

“Pre-Acquisition Agreement” means the pre-acquisition agreement dated September 4, 2018 between the Offeror and the Company, as the same may be amended, modified or supplemented from time to time, a copy of which has been provided to the Securityholder;

“PSUs” means the outstanding performance share units governed by the performance share unit plan of the Company dated December 16, 2013, as amended from time to time;

“RSUs” means the outstanding restricted share units governed by the restricted share unit plan of the Company dated December 16, 2013, as amended from time to time;

“Securityholder Securities” means (i) the Shares, Options, RSUs, PSUs, and/or DSUs listed on Schedule A to this Agreement, and (ii) any Shares, Options, RSUs, PSUs, and/or DSUs acquired by or issued or granted to the Securityholder after the date hereof (including any Shares issued upon the exercise of Options);

“Shares” means the common shares in the capital of the Company;

“TSX” means the Toronto Stock Exchange.

ARTICLE 2
OFFER

2.1	Offer for the Shares

The Offeror shall make the Offer in accordance with and on the terms and subject to the conditions set out in the Pre-Acquisition Agreement. The Securityholder acknowledges that the Offeror may from time to time amend the Offer and any such amendment shall not in any way affect the obligations of the Securityholder under this Agreement; provided, however, that the Offeror shall not (i) decrease the Consideration under the Offer without prior written consent of the Securityholder, or (ii) otherwise modify the Offer except as may be permitted under the Pre-Acquisition Agreement.

2.2	Take-Up and Payment

Provided all conditions to the Offer set out in Schedule A to the Pre-Acquisition Agreement have been satisfied or waived prior to the Expiry Time, the Offeror will take-up and pay for all the Shares deposited under the Offer not later than three (3) business days (as such term is defined in Applicable Securities Laws) following the time at which it first becomes entitled to take-up such securities under the Offer pursuant to Applicable Securities Laws. The obligation of the Offeror to take up and pay for the Shares under the Offer shall not be subject to any conditions except those conditions set out in Schedule A to the Pre-Acquisition Agreement.

2.3	Conditions

The conditions precedent to the making of the Offer are set out in Section 2.1(10) of the Pre-Acquisition Agreement and the conditions of the Offer are set out in Schedule A to the Pre-Acquisition Agreement. All such conditions are for the sole benefit of the Offeror and the Offeror may, in its sole discretion, modify or waive any such term or condition, other than the Statutory Minimum Condition, subject to the terms of this Agreement and the Pre-Acquisition Agreement. The Securityholder acknowledges that any such modification or waiver shall not in any way affect the obligations of him or her under this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Securityholder

The Securityholder represents and warrants to and in favour of the Offeror as follows as at the date hereof and immediately prior to the time at which the Shares forming part of the Securityholder Securities are taken up and paid for under the Offer, and acknowledges that the Offeror is relying upon such representations and warranties in connection with the entry into of this Agreement:

(a)	Legal Authority. The Securityholder has the requisite legal capacity, power and authority to execute and deliver this Agreement and to perform all of his or her obligations hereunder.

(b)	Execution and Delivery. This Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation of the Securityholder enforceable against him or her in accordance with its terms, except as the enforceability thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditor’s rights generally, (ii) general equitable principles, or (iii) limitations under applicable Laws in respect of rights of indemnity, contribution and waiver of contribution.

(c)	Ownership of Securities. The Securityholder (i) is, and as of immediately prior to the time at which the Shares forming part of the Securityholder Securities are taken up and paid for under the Offer will be, the sole beneficial owner of, or (ii) exercises, and as of immediately prior to the time at which the Shares forming part of the Securityholder Securities are taken up and paid for under the Offer will exercise, sole control and direction over, directly or indirectly, the Securityholder Securities. The only securities of the Company legally or beneficially owned by the Securityholder, or over which the Securityholder exercises control or direction, directly or indirectly, at the date hereof, including securities which are exercisable, convertible or exchangeable for Shares, are those listed on Schedule A to this Agreement. Except for the securities set out in Schedule A, the Securityholder has no agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of the Company (other than any agreements or amendments that the Securityholder may enter into to facilitate the cancellation or surrender of his or her Options, if any, as contemplated under the Pre-Acquisition Agreement).

(d)	Good Title. The Shares forming part of the Securityholder Securities, together with any Shares issued upon the exercise of the Options forming part of the Securityholder Securities, will be transferred to and acquired by the Offeror pursuant to the Offer with good and marketable title, free and clear of any and all Liens (except for the transfer restrictions imposed by Applicable Securities Laws). The Securityholder Securities are not subject to any securityholders’ agreement, voting trust or similar agreement or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming a securityholders’ agreement, voting trust or other agreement affecting the Securityholder Securities or the ability of the Securityholder (or, after the acquisition of the Shares, including the Shares issued upon the exercise of the Options forming part of the Securityholder Securities, by the Offeror pursuant to the Offer) to exercise all ownership rights thereto, including the voting of any Shares forming part of the Securityholder Securities.

(e)	No Agreements. No person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Securityholder, or any registered holder of the Securityholder Securities, or any other person, of any of the Securityholder Securities or any interest therein or right thereto, except pursuant to this Agreement.

(f)	No Proceeding Pending. On the date hereof, there is no claim, action, lawsuit, arbitration, mediation or other proceeding to which the Securityholder is a party or in respect of which it has been served written notice, or to the Securityholder’s actual knowledge, pending or threatened against the Securityholder, that relates or could relate to this Agreement or otherwise materially impairs or would reasonably be expected to materially impair the ability of the Securityholder to consummate the transactions contemplated hereby or the title of the Securityholder to any of the Securityholder Securities.

(g)	Consents. There is no requirement of the Securityholder to make any filing with, give any notice to, or obtain any permit, licence, sanction, ruling, order, exemption or consent, approval or waiver of, any Governmental Entity or other person as a condition to the lawful completion of the transactions contemplated by this Agreement or the Pre-Acquisition Agreement or the execution and delivery by the Securityholder and enforcement against the Securityholder of this Agreement.

(h)	Non-Contravention. The execution of this Agreement and the performance by the Securityholder of his or her obligations hereunder does not (and would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with in any manner, or allow any other person to exercise any rights under any of the terms or provisions of any agreement, contract or indenture to which the Securityholder is a party or by which the Securityholder’s property or the Securityholder Securities are bound, and will not result in the violation by the Securityholder of any Laws.

3.2	Representations and Warranties of the Offeror

The Offeror represents and warrants to and in favour of the Securityholder as follows as at the date hereof and immediately prior to the time at which the Shares forming part of the Securityholder Securities are taken up and paid for under the Offer, and acknowledges that the Securityholder is relying upon such representations and warranties in connection with the entry into this Agreement:

(a)	Existence and Authorization. The Offeror is duly incorporated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(b)	Execution and Delivery.This Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditor’s rights generally, (ii) general equitable principles or (iii) limitations under applicable Laws in respect of rights of indemnity, contribution and waiver of contribution.

(c)	Sufficient Funds. The Offeror has made adequate arrangements to ensure that the required funds are available to effect payment in full of the consideration for all of the Shares acquired pursuant to the Offer.

(d)	Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Offeror in connection with the consummation of the transactions contemplated by the Pre-Acquisition Agreement and this Agreement other than those which are contemplated by the Pre-Acquisition Agreement and this Agreement, except for such consents, approvals, orders or authorizations, or declarations or filings, as to which the failure to obtain or make would not, individually or the in aggregate, prevent or materially delay the consummation of the transactions contemplated by the Pre-Acquisition Agreement and this Agreement.

(e)	Non-Contravention. The execution of this Agreement and the performance by the Offeror of its obligations hereunder does not (and would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of, or conflict with in any manner, or allow any other person to exercise any rights under any of the terms or provisions of the constating documents and organizing documents of the Offeror or any agreement, contract or indenture to which it is a party or by which it or any of its property or assets is bound and will not result in the violation by the Offeror of any Laws.

ARTICLE 4
COVENANTS OF THE SELLERS

4.1	General

The Securityholder hereby covenants and irrevocably agrees in favour of the Offeror that, from time to time, until the termination of this Agreement pursuant to Article 6, the Securityholder will:

(a)	not directly or indirectly, solicit, assist, initiate, encourage or otherwise facilitate (including by way of discussion, negotiation, furnishing or providing copies of, access to, or disclosure of, any confidential information, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any offer, proposal, inquiry or expression of interest that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	not, directly or indirectly, enter into or otherwise engage or participate in any discussions or negotiations with any Person or provide any confidential information or otherwise cooperate with any Person (other than the Offeror and its subsidiaries) regarding any offer, proposal, inquiry or expression of interest that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	immediately cease and terminate, or cause to be terminated, any solicitation, encouragement, activity, discussions or negotiations commenced prior to the date of this Agreement with any Person (other than the Offeror) with respect to any Acquisition Proposal or potential Acquisition Proposal;

(d)	immediately notify the Offeror, at first orally and then promptly and in any event within one Business Day in writing, of any offer, proposal, inquiry, request or expression of interest that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries or any amendments to the foregoing, including but not limited to information, access, or disclosure relating to the Projects, books or records of the Company or any of its Subsidiaries in compliance with and in the manner set forth in Section 5.2 of the Pre-Acquisition Agreement;

(e)	not grant an option on, sell, transfer, gift, assign, convey, pledge, hypothecate, grant any Lien on or otherwise dispose of any right or interest in any of the Securityholder Securities or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Securityholder Securities, or any right or interest therein (legal or equitable), to any person or group (except to the Offeror or any of its affiliates) or agree to do any of the foregoing;

(f)	not grant or agree to grant any proxy, power of attorney or other right to vote the Securityholder Securities, deposit any Securityholder Securities into a voting trust or pooling agreement, or enter into any voting agreement, commitment, understanding or arrangement, oral or written, with respect to the right to vote, or give consents or approval of any kind as to the Securityholder Securities;

(g)	not tender or vote, or cause to be tendered or voted, any of the Securityholder Securities in favour of any Acquisition Proposal other than a Superior Proposal;

(h)	vote or cause to be voted all of the Securityholder Securities (to the extent such Securityholder Securities are entitled to vote) against any proposed action by the Company or any of its Subsidiaries or shareholders (i) in furtherance of any Acquisition Proposal, other than a Superior Proposal, or (ii) that would reasonably be regarded as likely to prevent or delay the making of the Offer or the purchase by or the sale to the Offeror of any Shares under the Offer or the successful completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, other than with respect to a Superior Proposal;

(i)	not requisition or join in any requisition of any meeting of holders of the Shares;

(j)	irrevocably waive, and agree not to exercise, any rights of appraisal or rights of dissent that the Securityholder may have with respect to the Securityholder Securities;

(k)	not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Securityholder Securities pursuant to this Article 4;

(l)	not commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company or the Offeror or any of their respective affiliates or successors relating to the negotiation, execution and delivery of the Pre-Acquisition Agreement;

(m)	promptly notify the Offeror of the number of any new Shares acquired by the Securityholder after the date hereof and all such new Shares shall be deemed Securityholder Securities and subject to the terms of this Agreement as though owned by the Securityholder as of the date hereof;

(n)	exercise all Options beneficially owned by the Securityholder, or over which the Securityholder exercises control or direction; and the Securityholder agrees that all such Shares issuable upon the exercise of such Options shall be validly deposited to the Offer in accordance with Section 5.1 of this Agreement;

(o)	if the Securityholder is a director of the Company or any of its Subsidiaries and in the event that the Offeror takes up and pays for any Shares pursuant to the Offer and thereby acquires sufficient Shares to satisfy the Statutory Minimum Condition, to cooperate with the Offeror to provide for an orderly transition of control of the Company’s and its Subsidiaries’ boards of directors, including without limitation promptly resigning, if requested by the Offeror, as a director thereof effective immediately following the Effective Time (provided always that such resignation by an executive director shall only be in respect of such executive director’s appointment as a director and shall not affect their employment and shall be without prejudice to their employment rights), and taking all necessary actions as the Offeror may reasonably determine are necessary or desirable in order that the Offeror’s nominees are promptly appointed as directors of the Company and its Subsidiaries in place of the existing directors thereof; and

(p)	execute any and all documents and perform any and all commercially reasonable acts required by this Agreement to satisfy all of its obligations hereunder.

4.2	Options

The Securityholder acknowledges and agrees that any Options held by the Securityholder, to the extent not exercised, shall be terminated and cancelled and the Securityholder shall take all steps reasonably required of him or her to give effect to such treatment.

4.3	Acknowledgement of Offeror

(a)	The Offeror acknowledges and agrees that the Securityholder is bound hereunder solely in his or her capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Securityholder in his or her capacity as a director, officer or employee of the Company. For the avoidance of doubt, nothing in this Agreement shall limit any person from fulfilling his or her fiduciary duties as director or officer of the Company.

(b)	The Offeror further acknowledges and agrees that the provisions hereof shall not be deemed or interpreted to prevent the Securityholder from engaging, in the Securityholder’s capacity as a director or officer of the Company, in discussions or negotiations with a person in response to a bona fideAcquisition Proposal made by such person (which Acquisition Proposal did not result from a breach of this Agreement or the Pre-Acquisition Agreement) in circumstances where the Company is permitted by the Pre-Acquisition Agreement to engage in such discussions or negotiations.

ARTICLE 5
DEPOSIT AND NON-WITHDRAWAL

5.1	Deposit

The Securityholder irrevocably and unconditionally agrees to deposit or cause to be deposited with the depositary under the Offer all of the Shares forming part of the Securityholder’s Securities and any Shares acquired by or issued to, or over which the Securityholder comes to exercise control or direction over, after the date of commencement of the Offer, not later than ten (10) business days immediately prior to the Expiry Time.

5.2	Non-Withdrawal

Except as otherwise provided in this Agreement, the Securityholder irrevocably and unconditionally agrees that, except with the prior written consent of the Offeror, neither they nor any person or entity acting on their behalf will withdraw or cause to be withdrawn any of the Shares forming part of the Securityholder Securities deposited under the Offer in accordance with Section 5.1 notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise that they may have unless this Agreement is terminated in accordance with its terms.

ARTICLE 6
TERMINATION OF AGREEMENT

6.1	Termination

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Offeror and the Securityholder;

(b)	the Pre-Acquisition Agreement is terminated in accordance with its terms without the Shares deposited thereunder having been taken up and paid for by the Offeror;

(c)	the Offer has been terminated, withdrawn or expired or the Outside Date has occurred without the Shares deposited thereunder having been taken up and paid for by the Offeror;

(d)	written notice by the Securityholder to the Offeror if:

(i)	the Offeror has not mailed the Offer Documents by the date that is thirty (30) days after the date of this Agreement; or

(ii)	the Offeror is in material breach of any representation or warranty of the Offeror contained herein;

(e)	written notice by the Offeror to the Securityholder if the Securityholder is in material breach of any representation, warranty or covenant of the Securityholder contained herein.

6.2	Effect of Termination

If this Agreement is terminated pursuant to Section 6.1, there shall be no liability or further obligation on the part of any party hereto; provided that nothing in this Article 6 shall release the parties to this Agreement of liability for breach of any representation, warranty or covenant of this Agreement occurring prior to the termination hereof. Upon termination of this Agreement, Securityholder shall be entitled to withdraw any of the Securityholder Securities tendered to the Offer.

ARTICLE 7
GENERAL

7.1	Disclosure

Except as required by Laws or applicable stock exchange requirements, the Securityholder shall not make any public announcement or statement with respect to the Offer or this Agreement without the prior approval of the Offeror. Moreover, in any event, except as required by Laws or applicable stock exchange requirements, the Securityholder agrees to provide prior notice to the Offeror of any public announcement by the Securityholder relating to the Offer or this Agreement and agrees to consult with the Offeror prior to issuing such public announcement. The Securityholder consents to the Offeror disclosing the existence of this Agreement in any press release. The Securityholder acknowledges and agrees that a summary of this Agreement and the negotiations leading to its execution and delivery will appear in the Offer Documents, in the Directors’ Circular and/or in any other public disclosure document required by Applicable Securities Laws.

7.2	Further Assurances

Each of the parties hereto will, from time to time, promptly execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.3	Time

Time shall be of the essence of this Agreement.

7.4	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement.

7.5	Entire Agreement and Schedules

This Agreement, including the Schedules hereto, constitutes and comprises the entire agreement and understanding between the parties hereto with regard to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof. The Schedules hereto shall for all purposes form an integral part of this Agreement. The Seller acknowledges having been provided by the Company, and reviewed, a copy of the Pre-Acquisition Agreement.

7.6	Waiver; Amendment

Each party hereto agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by both of the parties or in the case of a waiver, by the party against whom the waiver is to be effective and no failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

7.7	Specific Performance and Injunctions

The Securityholder recognizes and acknowledges that this Agreement is an integral part of the transactions contemplated in the Offer and that the Offeror would not contemplate making the Offer unless this Agreement was executed, and that a breach by the Securityholder of any covenants or other commitments or obligations contained in the Agreement will cause the Offeror to sustain injury for which it would not have an adequate remedy at Law for money damages. Therefore, each of the parties hereto agrees that, in the event of such breach, the Offeror will be entitled to the remedy of specific performance of such obligation and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at Law or in equity, and the Securityholder further agrees to waive any requirement for the security or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. Such remedies will not be exclusive remedies for any breach of this Agreement but will be in addition to any other remedy to which the Offeror may be entitled, at Law or in equity.

7.8	Shares

References to “Shares” and “Securityholder Securities” include any securities into which the Shares may be reclassified, subdivided, consolidated or converted and any rights and benefits arising therefrom, including any distributions of securities which may be declared in respect of such securities.

7.9	Headings, etc.

The division of this Agreement into Articles, sections and Schedules and the insertion of recitals and headings are for convenience of reference only and do not affect the interpretation of this Agreement.

7.10	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party will be in writing and will be sufficiently given if delivered (whether in person or other personal method of delivery), if transmitted by e-mail, or if sent by prepaid overnight courier.

The address for service for each of the parties hereto shall be as follows:

(a)	if to the Securityholder, at the address set out in Schedule A.

(b)	if to the Offeror:

No.1 Zijin Road, Shanghang County Longyan City, Fujian Province

Attention: Executive Director, Senior Vice President Email: [Personal information redacted]

and with a copy (which shall not itself constitute notice) to:

Fasken Martineau DuMoulin LLP 333 Bay Street, Suite 2400 Toronto, ON M5H 2T6

Attention: John Turner E-mail: jturner@fasken.com

Any notice personally delivered or transmitted to a party by email will be deemed to have been given and received on the day it is personally delivered or transmitted, respectively, and any notice sent by prepaid overnight courier will be deemed to have been delivered as of the following Business Day. Any party hereto may, from time to time, change its address by giving notice to the other parties in accordance with the provisions of this Section 7.10.

7.11	Expenses

The parties hereto agree to pay their own respective costs and expenses incurred in connection with this Agreement and all documents and instruments executed or prepared hereto.

7.12	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

7.13	Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto without the prior express written consent of the other party. Notwithstanding the foregoing provisions of this Section 7.13, in the event that the Offeror assigns its rights, interests or obligations under the Pre-Acquisition Agreement to any affiliate of the Offeror in accordance with Section 8.10 of the Pre-Acquisition Agreement, the Offeror may assign its rights, interests or obligations under this Agreement to the same affiliate without the consent of the Securityholder.

7.14	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

7.15	Independent Legal Advice

The Securityholder acknowledges that (i) the Securityholder has read this Agreement and the Pre-Acquisition Agreement in their entirety, understands this Agreement and agrees to be bound by its terms and conditions, (ii) the Securityholder has been advised to seek independent legal advice with respect to the Securityholder executing and delivering this Agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice and (iii) the Securityholder is entering into this Agreement voluntarily.

7.16	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart. The parties shall be entitled to rely upon delivery of an executed facsimile, PDF email transmission or similar executed electronic copy of this Agreement, and such facsimile, PDF email transmission or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the parties.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the date first written above.

ZIJIN MINING GROUP CO., LTD.
By:	“George Q Fang”
Name: George Q Fang
Title: Executive Director, Senior Vice President

	) ) ) )	“Ian Pearce”
Witness	) )	IAN PEARCE

SCHEDULE A
SECURITYHOLDER SECURITIES

NAME OF REGISTERED HOLDER:
ADDRESS:
E-MAIL:

NAME OF BENEFICIAL HOLDER: Ian Pearce
ADDRESS: [Personal information redacted]
E-MAIL:

	Number of Securities	Number of Shares issuable on exercise (if applicable)	Exercise Price (if applicable)
Shares	29,500	N/A	N/A
Options	100,000	100,000	100,000 at $4.31
RSUs	0	N/A	N/A
PSUs	0	N/A	N/A
DSUs	59,845	N/A	N/A